SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

DYNASIL CORPORATION OF AMERICA

(Name of Issuer)

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

268102209

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,105,000 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.47%*
14	TYPE OF REPORTING PERSON IN

*Based on 14,792,905 shares of Common Stock outstanding as of November 8, 2019 according to Dynasil Corporation of America (the “Issuer”).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,000 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,000 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,105,000 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.47%*
14	TYPE OF REPORTING PERSON OO

*Based on 14,792,905 shares of Common Stock outstanding as of November 8, 2019 according to the Issuer.

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,000 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,000 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,105,000 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.47%*
14	TYPE OF REPORTING PERSON PN

* Based on 14,792,905 shares of Common Stock outstanding as of November 8, 2019 according to the Issuer.

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,000 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,000 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,105,000 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.47%*
14	TYPE OF REPORTING PERSON PN

* Based on 14,792,905 shares of Common Stock outstanding as of November 8, 2019 according to the Issuer.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.0005 per share (the “Common Stock”), of Dynasil Corporation of America, a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 313 Washington Street, Suite 403, Newton, MA 02458.

Item 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Martin M. Hale, Jr., an individual (“MH”),  (ii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”); (iii) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”); and (iv) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”).  The securities reported herein are held by HCP.  MH is the Chief  Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM. HFM is the general partner of HCM, the manager of HCP.

The address and principal office of each of the Reporting Persons and HFP is 17 State Street, Suite 3230, New York, NY 10004.  Each Reporting Person and HFP is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons and HFP is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person or HFP as to beneficial ownership of shares of Common Stock held by HCP.

During the last five years, none of the Reporting Persons or HFP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock reported herein were purchased in broker transactions during the period from July 1, 2019 through September 24, 2019. Funds for the purchase of the Common Stock reported herein were derived from the working capital of HCP. The total amount of funds required to acquire the Common Stock reported herein was approximately $1,164,591.90.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein in open market transactions because of their belief that the securities were undervalued by the market at the time they were acquired and represented an attractive investment opportunity.  Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Common Stock or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market price of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer and based on other factors including, without limitation, the price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, the Issuer's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.  Any acquisition or disposition of the Common Stock, or short sales or other hedging transaction with respect to the Common Stock, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.  The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do not have any current plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)           See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.  Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon 14,792,905 shares of Common Stock outstanding as of November 8, 2019 as disclosed to the Reporting Persons by the Issuer.

(b)           See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           The table below sets forth purchases of the shares of Common Stock by HCP during the last 60 days.  All of such purchases were effected in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($):
9/23/2019	65,381	$0.90
9/24/2019	34,619	$0.90

(d)           The partners of HCP have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in HCP.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2019

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer